EXHIBIT 99

                                   RESOLUTION



WHEREAS, the costs of maintaining a public company are high (estimated at between $40,000 and $50,000 per year); and

WHEREAS, the Company's stock is thinly traded and has been for nearly twenty years; and


WHEREAS, it appears that the costs of remaining a public company outweigh the benefits derived by shareholders,

BE IT HEREBY RESOLVED that the following plan of reverse split be recommended to the shareholders for their approval at a Special Shareholders meeting to be held on_______________________,2002 at__________________________________________;
at which shareholders of record at the close of business on ______________________,2002 would be allowed to vote.



PROPOSED PLAN OF REVERSE SPLIT


The no-par common shares of Lincoln International Corporation will be reverse split in the ratio of three old shares to one new share. All shareholders of record at the close of business on the date the reverse split is approved who hold only one or two old shares and would thus be frozen out will be granted a right to acquire from Lincoln a fractional interest in one new share such that when combined with their scrip will enable them to acquire one new share should they desire to remain Lincoln shareholders. Any scrip issued must be acted upon within sixty (60) days at the end of which period of time it shall expire and have no value.


IT IS THE STATED PURPOSE AND ALMOST CERTAIN RESULT of this reverse split to bring the number of Lincoln shareholders to below 300 thus enabling the Company to elect to become a private company.

BE IT FURTHER RESOLVED THAT;


WHEREAS, the price of $120 per share has been utilized as a "fair price" for all major transactions involving Lincoln International stock in recent years; and WHEREAS. the price of $120 per share was utilized in a recent court-approved settlement (subject to a "fairness hearing") in Civil Action No. 3-99CV-178-S, Louisville, Kentucky; THEREFORE, the price of $120 per share ($360 per new share) will be utilized for the "fair market value" at which Lincoln will either purchase surrendered scrip or issue fractional interests in a new share to shareholders as called for by the above Plan.